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)RT

# FORM X-17A-5
# PART III

SEC Mail Processing

MAR 02 2020

Washington, DC

| SEC FILE NUMBER |
|---|
| 8-68556 |

**FACING PAGE**
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Simplex Trading, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 S LaSalle St., STE 4-100
(No. and Street)

| Chicago | IL | 60604 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kevin Pierce 708-710-8862
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

| 1 S Wacker Dr., STE 800 | Chicago | IL | 60606 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Kevin Pierce, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Simplex Trading, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO/FINOP

Title

Notary Public


OFFICIAL SEAL
ANGELA D LUCAS
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:06/03/21

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# FINANCIAL STATEMENT

Simplex Trading, LLC
December 31, 2019
With Report of Independent Registered Public Accounting Firm

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

# Simplex Trading, LLC

Financial Statement

Year Ended December 31, 2019

## Contents



**Report of Independent Registered Public Accounting Firm**

RSM US LLP

To the Member and Manager of Simplex Trading, LLC

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Simplex Trading, LLC (the Company) as of December 31, 2019, and the related notes to the financial statement (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2014.

Chicago, Illinois
February 19, 2020

THE POWER OF BEING UNDERSTOOD
AUDIT | TAX | CONSULTING

**Simplex Trading, L.L.C.**

Statement of Financial Condition

*December 31, 2019*

| | | |
|---|---|---|
| **Assets** | | |
| Cash & Cash Equivalents | $ | 1,337,842 |
| Financial Instruments Owned, at Fair Value, Pledged | | 1,540,313,898 |
| Derivative Financial Instruments Owned, at Fair Value, Pledged | | 2,237,451,246 |
| Receivable from Broker-Dealers | | 984,906 |
| Exchange Memberships, at Cost (fair value of $1.14mm) | | 1,879,200 |
| Other Assets | | 4,402,756 |
| **Total Assets** | **$** | **3,786,369,848** |
| | | |
| **Liabilities and Members' Equity** | | |
| Financial Instruments Sold, not yet Purchased, at Fair Value | $ | 1,157,361,061 |
| Derivative Financial Instruments Sold, Not Yet Purchased, at Fair Value | | 2,219,590,158 |
| Payable to Broker-Dealers | | 227,301,209 |
| Payable to Affiliates | | 32,514,495 |
| Accounts Payable, Accrued Expenses, and Other Liabilities | | 4,594,600 |
| Notes Payable | | 24,893,500 |
| **Total Liabilities** | | **3,666,255,023** |
| | | |
| **Members' Equity** | | **120,114,825** |
| | | |
| **Total Liabilities and Members' Equity** | **$** | **3,786,369,848** |

*See accompanying notes.*

## Simplex Trading, LLC
Notes to Financial Statement
Year Ended December 31, 2019

### (1) Organization and Nature of Business

Simplex Trading, LLC (the Company) is a Delaware limited liability company established on February 22, 2010. The Company is a broker-dealer registered with the U.S. Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934. Simplex Trading, LLC is a technology-focused proprietary trading firm that engages in various trading activities, primarily market making, buying, and selling in U.S. exchange-traded options, equity securities, and futures for its own account. The Chicago Board Options Exchange, Incorporated (CBOE) is the Designated Examining Authority for Simplex Trading, LLC.

The Company is managed by its sole Class A member, Simplex Holdings, LLC. All business is conducted from the Company's office in Chicago, Illinois.

Although the Company is not exempt from Rule 15c3-3, it does not transact business in securities with, or for, customers other than members of a national securities exchange and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under this section.

### (2) Significant Accounting Policies

#### Basis of Presentation

The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

#### Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

#### Cash & Cash Equivalents

At the end of each business day, cash held in the Company's JP Morgan chase checking accounts is swept to an overnight money market fund and converted back into cash at the start of the subsequent business day. On December 31st, 2019, amounts held in the money market fund totaled $1,349,227.

**Financial Instruments**

Financial instruments owned and financial instruments sold, not yet purchased include equities measured at fair value, recorded on a trade date basis.

The Company recognizes contractual interest on securities on an accrual basis, and dividend income and expense are recognized on the ex-dividend date. Commission and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Financial instruments sold, not yet purchased represent obligations to deliver a specified quantity of securities. The Company is obligated to purchase securities at a future date at the prevailing prices that may differ from the fair values reflected in the statement of financial condition.

**Derivative Financial Instruments**

Derivative financial instruments owned and derivative financial instruments sold, not yet purchased include equity options, index options, and options on futures contracts. These are measured at fair value, recorded on a trade date basis. Futures open trade equity is recorded in payable to and receivable from broker-dealers in the statement of financial condition, netted by each broker-dealer.

**Receivable from and Payable to Broker-Dealers**

Receivable from and payable to broker-dealers on the statement of financial condition include cash held on deposit at the clearing brokers for open positions, net pending dividends and interest, amounts due to/from brokers for the net settlement of trades, and futures open trade equity. The Company may obtain short-term financing from its brokers through borrowing against its proprietary positions, subject to collateral maintenance requirements.

**Offsetting of Amounts Related to Certain Contracts**

When the requirements are met, the Company offsets certain fair value amounts recognized for cash collateral receivables or payables against fair value amounts recognized for net derivatives positions executed with the same counterparty under the same master netting arrangement.

**Exchange Memberships, at Cost**

The Company's exchange memberships provide the Company with the right to conduct business on an exchange. These are held at cost which is subject to impairment analysis on an annual basis. Management believes no such material impairment in value occurred in 2019.

**Other Assets**

Other assets on the statement of financial condition include prepayments, receivables from third parties, and JBO cash deposits.

**Income Taxes**

The Company accounts for income taxes in accordance with the applicable income tax guidance in the U.S. The Company operates in the U.S. as a partnership for income tax purposes. Accordingly, the Company's income or loss, which is allocated to the Company's members, is not subject to income taxes at the Company level. Taxes related to income earned by the Company represent obligations of the individual members, and the Company is considered a pass-through entity.

The Company has evaluated tax positions taken or expected to be taken in the course of preparing its tax returns to determine whether the tax positions are more likely than not to be sustained by the applicable tax authority. Based on this analysis, there were no material tax positions not deemed to meet a more-likely-than-not threshold. Therefore, no material tax expense, including interest and penalties, was recorded in the current year, and no adjustments were made to prior periods.

The Company is generally not subject to examination by U.S. federal or state taxing authorities for tax years before 2016. The Company is not currently under audit by any tax authorities.

## (3) Fair Value of Financial Instruments

The fair value of a financial instrument is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The established fair value hierarchy for inputs used in measuring fair value maximizes the use of observable inputs and minimizes the use of unobservable inputs by prioritizing that the most observable inputs be used when available. The three levels of the fair value hierarchy are described below:

- Level 1 – Quoted prices in active markets for identical assets or liabilities
- Level 2 – Other observable inputs, such as quoted prices for similar assets or liabilities in active markets; identical assets or liabilities in inactive markets; or observable inputs, such as interest rates and yield curves, and other market-corroborated inputs
- Level 3 – Unobservable inputs, including market information together with the Company's judgments about the assumptions market participants would use in pricing the assets or liabilities

When available, the Company uses quoted market prices in active markets to determine the fair value. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Fair value measurements do not include transaction costs.

In determining fair value for financial instruments, the Company separates its financial instruments owned and financial instruments sold, not yet purchased into three categories: equity securities (including common stock and ETFs), derivative financial instruments (including options and options on futures), and open trade equity on futures.

The Company's equity securities and derivative financial instruments may be classified within Level 1, Level 2, or Level 3 of the fair value hierarchy that prioritizes inputs to valuations. The Company's equity securities and derivative financial instruments typically fall within Level 1 because they are exchange-traded and valued using quoted market prices or other observable inputs. Equity securities and derivative financial instruments that are not actively traded, are in bankruptcy, or are restricted are generally classified within Level 2 of the fair value hierarchy. Equity securities and derivative financial instruments where volume has declined significantly or no exchange-trading exists, or where unobservable inputs and the Company's assumptions are used for valuation, are classified within Level 3 of the fair value hierarchy.

The Company assesses the level of the financial instruments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. There were no transfers among levels during the year.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2019:

| Assets | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Financial Instruments Owned: | | | | |
| Equity Securities | $ 1,540,313,898 | $ - | $ - | $ 1,540,313,898 |
| Derivative Financial Instruments Owned: | | | | |
| Equity Options | 2,104,455,911 | - | - | 2,104,455,911 |
| Options on Futures | 132,995,335 | - | - | 132,995,335 |
| | $ 3,777,765,144 | $ - | $ - | $ 3,777,765,144 |

| Liabilities | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Financial Instruments Sold, not yet Purchased: | | | | |
| Equity Securities | $ 1,157,361,061 | $ - | $ - | $ 1,157,361,061 |
| Derivative Financial Instruments Sold, not yet Purchased: | | | | |
| Equity Options | 2,079,680,232 | - | - | 2,079,680,232 |
| Options on Futures | 139,909,926 | - | - | 139,909,926 |
| Payable to Broker-Dealers | | | | |
| Futures Open Trade Equity | 2,375,932 | - | - | 2,375,932 |
| | $ 3,379,327,151 | $ - | $ - | $ 3,379,327,151 |

Substantially all the Company's other assets and liabilities, except for exchange membership, are considered financial instruments and are either already at fair value, or at carrying amounts that approximate fair value because of the short maturity of the instruments.

## (4) Receivable from and Payable to Broker-Dealers

Receivable from and Payable to Broker-Dealers at December 31, 2019 consists of the following:

| | Receivable | Payable |
|---|---|---|
| Cash / (Payable) | $ 984,906 | $ (225,580,669) |
| Futures Open Trade Equity | - | (2,375,932) |
| Dividends, net | - | 697,378 |
| Accrued Interest | - | (41,986) |
| Total | **$ 984,906** | **$ (227,301,209)** |

The Company has a credit facility with ABN AMRO Clearing Chicago, LLC. The purpose of the credit facility is to finance transactions of the Company. As of December 31, 2019, Simplex Trading LLC has a maximum finance usage limit of $1,770,000,000, a maximum cash limit of $1,000,000,000, and a minimum required net liquidating value of $50,000,000. At December 31, 2019, Simplex Trading LLC has an outstanding finance usage balance of $297,118,000 and a net liquidating value on deposit of $105,835,599.

## (5) Derivative Activities

Derivative financial instruments are based upon an underlying asset, index, or reference rate or a combination of these factors. The Company uses derivative financial instruments as part of its trading activities. These financial instruments, which generally include exchange-traded equity options, options on futures and futures expose the Company to varying degrees of market and credit risk that may be in excess of the amounts recorded in the statement of financial condition.

The Company's trading activities involve the use of risk management strategies to reduce directional and non-directional risks based on models, and there is no guarantee that the hedging strategies will achieve their desired effect.

These derivative contracts are recorded on the statement of financial condition as assets and liabilities measured at fair value. The Company does not consider any derivative instruments to be hedging instruments, as those terms are generally understood under U.S. GAAP.

As of December 31, 2019, the Company's derivative activities had the following impact on the statement of financial condition:

| Derivatives Assets | Underlying Risk | Statement of Financial Condition Location | Assets, at Fair Value | Liabilities, at Fair Value | Net |
|---|---|---|---|---|---|
| Options on Equity Securities | Equities Price Risk | Derivative Financial Instruments, at Fair Value | $ 2,105,038,622 | $ (2,080,262,943) | $ **24,775,679** |
| Options on Index Futures | Equities Price Risk | Derivative Financial Instruments, at Fair Value | 130,085,583 | (135,295,238) | **(5,209,655)** |
| Options on Commodity Futures | Commodities Price Risk | Derivative Financial Instruments, at Fair Value | 2,909,753 | (4,614,689) | **(1,704,936)** |
| Commodity Futures | Commodities Price Risk | Payable to Broker-Dealers | - | (3,831,016) | **(3,831,016)** |
| Index Futures | Equities Price Risk | Payable to Broker-Dealers | 1,455,084 | - | **1,455,084** |

## (6) Offsetting

The Company nets futures open trade equity. The netted amount is included in the receivable from broker-dealer of the asset section and the payable to broker-dealer of the liability section of the statement of financial condition. The following discloses the effect of offsetting of open trade equity on the statement of financial condition:

| | Gross Amounts Recognized | Gross Amounts Offset in the Statement of Financial Condition | Net Amounts of Assets/Liabilities Presented in the Statement of Financial Condition | Gross Amounts not Offset in the Consolidated Statement of Financial Condition | |
|---|---|---|---|---|---|
| | | | | Financial Instrument | Net Amount |
| **Asset:** | | | | | |
| Futures Open Trade Equity | $ 2,991,440 | $ (2,991,440) | $ - | $ - | $ - |
| **Liability:** | | | | | |
| Futures Open Trade Equity | $ (5,367,372) | $ 2,991,440 | $ (2,375,932) | $ - | $ (2,375,932) |

## (7) Members' Equity

The Company's Operating Agreement provides for three classes of members: Class A, Class B and Class C, as defined. The Company's Class A Membership Units are wholly owned by Simplex Holdings, LLC. The owner of the Class A Membership Units controls all voting rights and is responsible for appointing members to the management committee. Class B and Class C members have no voting interests in the Company. As of December 31, 2019, there are no Class C membership interests in the Company.

Under the terms of the amended operating agreement, management and control of the Company, including overall authority on all trading activities, is vested exclusively in the Company's Managers.

Class B and C members are admitted at the sole discretion of the Manager, have no voting rights and do not participate in the management of the Company. The Manager may restrict, halt or terminate the trading activities of a Class B or C member at any time for any reason.

## (8) Commitments and Contingencies

The Company, in the normal course of business, may be named as defendant in various legal and regulatory proceedings. The Company provides for expenses associated with such claims when such amounts are probable and can be reasonably estimated. The Company currently does not have any amounts accrued for legal or regulatory proceedings.

## (9) Related Party Transactions

The Company operates under an expense-sharing agreement with Simplex Investments, LLC. Under this agreement, Simplex Investments, LLC, a servicing company and an affiliate of the Company by common ownership, provides the Company with labor, administrative support, equipment and use of space. The Company has a payable of $30,918,920 at December 31, 2019, which is classified as payable to affiliates on the statement of financial condition.

The Company operates under a software license agreement with Simplex Technologies, LLC, a technology servicing company and an affiliate of the Company by common ownership. Simplex Technologies, LLC provides the Company the use of technology. The Company has a payable of $1,633,944 at December 31, 2019, which is classified as payable to affiliates on the statement of financial condition.

In 2019, the Company issued a 7%, twelve-month unsecured promissory note in the amount of $23,700,000 to its parent which matures on May 1, 2020. This amount and the associated accrued interest are classified as Notes Payable on the statement of financial condition.

| | | |
|---|---|---|
| Principal | $ | 23,700,000 |
| Accrued Interest | | 1,193,500 |
| Notes Payable | **$** | **24,893,500** |

## (10) Net Capital Requirements

The Company is subject to the SEC Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum "net capital" equal to the greater of $250,000 or 2% of combined aggregate debit items. The rules also provide that equity capital may not be withdrawn or cash distributions paid if the resulting minimum net capital falls below $300,000. At December 31, 2019, the Company had net capital of $133,255,557, which was $133,005,557 in excess of its required capital of $250,000.

Equity withdrawals are subject to certain notification and other provisions of Rule 15c3-1 or other regulatory bodies.

## (11) Guarantees and Indemnifications

In the normal course of the business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown and the risk of loss is remote, as it would require future claims that may be made against the Company that have not occurred. Such contracts include written option contracts that are not settled in cash. These written option contracts obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the options.

The Company is required to disclose information about its obligations under certain guarantee arrangements. Guarantees are defined as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event related to an asset, liability or equity security of a guaranteed party.

Guarantees are also defined as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

The Company trades and holds certain fair-valued derivative contracts, which may constitute guarantees. Such contracts include written option contracts. Written options obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option. The Company does not track the counterparties' purpose for entering into a derivative contract.

As of December 31, 2019, the maximum payouts for these contracts are limited to the notional amounts of each contract. Maximum payouts do not represent the expected future cash requirements as the Company's written option positions may be liquidated or expire without being exercised by the holder. In addition, maximum payout amounts are frequently decreased by offsetting positions taken by the Company as part of its trading activities. The fair values of all written option contracts, as of December 31, 2019, are included as liabilities in financial instruments sold, not yet purchased on the statement of financial condition.

## (12) Financial Instruments with Off-Balance-Sheet Risk

The Company, in connection with its proprietary trading activities, enters into various transactions involving derivative financial instruments, primarily options and futures contracts. Options owned provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the option is exercised by the holder. Futures contracts provide for the delayed delivery of the underlying instrument.

These financial instruments may have market risk and/or credit risk in excess of those amounts recorded in the statement of financial condition.

### Market Risk

Derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments. Exposure to market risk is influenced by a number of factors, including the relationships between the derivative financial instruments and the volatility and liquidity in the markets in which the derivative financial instruments are traded. In many cases, the use of derivative and other financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these derivative financial instruments through various analytical monitoring techniques.

### Credit Risk

Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange-traded derivative financial instruments, such as options and futures, generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges and clearing brokers. The clearinghouse acts as counterparty, and there can be no assurance that a clearinghouse will satisfy obligations.

The Company clears its trades through three clearing brokers. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk since all positions are held with these clearing brokers. The Company attempts to minimize this credit risk by monitoring the creditworthiness of its clearing brokers.

The Company's financial instruments that are exposed to concentrations of credit risk include cash. The Company maintains its cash accounts at financial institutions located in the United States. At times, the Company may have cash that exceeds the balance insured by the Federal Deposit Insurance Corporation. The Company monitors such credit risks and has not experienced any losses related to such risks. Management believes that the Company is not exposed to any significant credit risk on these cash balances.

## (13) Recently Issued Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board issued Accounting Standard Update (ASU) 2016-02, *Leases*. The core principle of the guidance is that an entity should report transparent and economically neutral information about the assets and liabilities that arise from leases. The new guidance is effective for fiscal years beginning after December 2018. The Company adopted this new accounting guidance and it had no material impact on its financial position.

In January 2016, the Financial Accounting Standards Board issued Accounting Standard Update (ASU) 2016-13, *Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*, which amends several aspects of the measurement of credit losses on financial instruments, including replacing the existing incurred credit loss model and other models with the Current Expected Credit Losses (CECL) model and amending certain aspects of account for purchased financial assets with deterioration in credit quality since origination. The new standard is effective for fiscal years beginning after December 15, 2019. The Company has not yet determined the impact of the new standard on its current policies.

In August 2018, the Financial Accounting Standards Board issued Accounting Standard Update (ASU) 2018-13, *Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement*. The primary focus is to improve the effectiveness of the disclosure requirements for fair value measurements. The changes affect all companies that are required to include fair value measurement disclosures. In general, the amendments are effective for all entities for fiscal years and interim periods within those fiscal years, beginning after December 15, 2019. An entity is permitted to early adopt the removed or modified disclosures upon the issuance of ASU 2018-13 and may delay adoption of the additional disclosures, which are required for public companies only, until their effective date. Management is currently evaluating the impact these changes will have on the Company's financial statements and disclosures.

**(14) Subsequent Events**

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued. The following material events have occurred.

In 2020, the Company made profit distributions of $25,141,789 and $1,654,779 to its Class A and Class B members, respectively.